Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE SECOND QUARTER OF 2021

AZOUR, Israel – August 23, 2021 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the second quarter of 2021.

Highlights of the Second Quarter of 2021
•	Growth in both aftermarket and OEM subscribers: net increase in aftermarket of 23,000 and net increase in OEM of 1,000;
•	Revenues of $67.5 million, an increase of 27% year-over-year;
•	Net income of $9.1 million, versus last year’s $6.3 million net loss;
•	EBITDA of $18.2 million, up 30% year-over-year (excluding last year’s impairment);
•	Generated $19.0 million in quarterly operating cash flow;
•	Declared dividend of $3 million; Renewed share buy-back program;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our results, especially with the above-average growth in our after-market subscriber base. While the pandemic continues to impact many of the countries we operate in, we are pleased with our solid performance, demonstrating that even in the hardest of times, Ituran has a strong enough business base to successfully overcome all the challenges it has been faced with. As the global recovery moves to a more solid footing with the associated recovery in global car sales, Ituran is exceptionally well-positioned across all its geographies to capitalize on the ongoing recovery and renewed growth.”

Continued Sheratzky, “In June, one of our early-stage mobility technology holdings, Bringg, a company we seeded in 2014, raised capital from leading venture capital investors. We are very proud that in only seven years, this company, of which  Ituran remains the largest shareholder with 17%, has grown to its current valuation of $1 billion and it is still valued at close to zero on our balance sheet. Ituran prides itself on its ability to correctly read market trends and invest into disruptive mobility technologies. Our investment in Bringg is a successful element of this strategy and has become a strong value-add to Ituran and its shareholders.”

Added Sheratzky, “Our continued profitability and ongoing cash generation, enables us to share the fruits of our ongoing success with our shareholders. Beyond the regular dividend payment of at least $3 million per quarter, the Board of Directors also renewed our share buy- back program of which $19 million remains and which will commence in the coming days. We believe that the ability to buy back Ituran shares, depending on market conditions, is another  tool in our arsenal that will contribute to shareholder value."

Second Quarter 2021 Results

Revenues for the second quarter of 2021 were $67.5 million, an increase of 27% compared with revenues of $53.3 million in the second quarter of 2020.

70% of revenues were from location-based service subscription fees and 30% were from product revenues.

Revenues from subscription fees were $46.9 million, an increase of 7% over second quarter 2020 revenues.

The subscriber base amounted to 1,812,000 as of June 30, 2021.

This represents an increase of 24,000 net over that of the end of the prior quarter. During the quarter, there was an increase of 23,000 in the aftermarket subscriber base and an increase of 1,000 in the OEM subscriber base.

Product revenues were $20.5 million, an increase of 114% compared with that of the second quarter of 2020. Product revenues in the second quarter of 2020 were impacted due to the Covid-related economic shutdowns throughout the world.

Gross profit for the quarter was $30.8 million (45.7% of revenues), an 11% increase compared with gross profit of $27.7 million (51.9% of revenues) in the second quarter of 2020.

The gross margin in the quarter on subscription revenues was 54.8%, compared with 58.5% in the second quarter of 2020. The gross margin on subscription revenue in the second quarter of last year was unusually high due to short-term cost reduction made by the Company to mute the impact of the Covid shutdowns, and current levels represent the more typical level of subscription gross margin.

The gross margin on products was 24.8% in the quarter, compared with 21.8% in the second quarter of 2020.

Operating income for the quarter was $13.8 million (20.4% of revenues), compared with an operating loss of $4.9 million in the second quarter of last year. In the second quarter of last year, it is noted that there was an impairment charge of $14.2 million. Excluding that charge, operating income in the current quarter grew by 48% compared with operating income in the second quarter of 2020 amounting to $9.3 million (17.5% of revenues).

EBITDA for the quarter was $18.2 million (26.9% of revenues), compared with an EBITDA loss of $0.3 million in the second quarter of last year. Excluding the above-mentioned impairment charge last year, current EBITDA represents an increase of 30% versus EBITDA of $13.9 million (26.1% of revenues) in the second quarter of last year.

Financial expense for the quarter was $1.0 million compared with a financial income of $1.5 million in the second quarter of last year, which last year mainly related to the Saver-One increase in value in its market capitalisation.

Net income for the second quarter of 2021 was $9.1 million (13.5% of revenues) or earnings per share of $0.44, compared with a loss of $6.3 million or loss per share of $0.30. Excluding the above-mentioned impairment charge last year, current net income represents an increase of 28% compared to a net income of $7.1 million and earnings per share of $0.34 in the second quarter of 2020.

Cash flow from operations for the second quarter of 2021 was $19.0 million.

As of June 30, 2021, the Company had cash, including marketable securities, of $71.8 million and debt of $38.5 million, amounting to a net cash of $33.3 million. This is compared with cash, including marketable securities, of $78.8 million and debt of $54.5 million, amounting to a net cash of $24.3 million, as of December 31, 2020.

Dividend

For the second quarter of 2021, a dividend of $3.0 million was declared. This is in line with the Board’s current policy of issuing at least $3 million on a quarterly basis.

Buy Back

On August 4, 2021, Ituran announced that it Board of Directors made a decision to continue executing the $19 million remainder of a $25 million share buy-back program that was first announced in 2019. The buy back program will commence on August 25, 2021.

The share repurchases, if any, will be funded by available cash and repurchases of Ituran's ordinary shares will be made based on SEC Rule10b-18 terms.

Conference Call Information

The Company will also be hosting a conference call later today, August 23, 2021 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2021

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2021

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2021	2020
	(unaudited)

Current assets
Cash and cash equivalents	65,576	72,183
Investments in marketable securities	6,217	6,663
Accounts receivable (net of allowance for doubtful accounts)	45,864	39,343
Other current assets	38,578	38,624
Inventories	21,170	22,622
	177,405	179,435

Non- Current investments and other assets
Investments in affiliated companies	1,042	908
Investments in other companies	1,529	1,263
Other non-current assets	3,340	2,953
Deferred income taxes	12,659	11,910
Funds in respect of employee rights upon retirement	14,877	13,558
	33,447	30,592

Property and equipment, net	37,164	37,653

Operating lease right-of-use assets, net	4,258	5,548

Intangible assets, net	18,013	19,382

Goodwill	39,806	39,862

Total assets	310,093	312,472

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	June 30,	December 31,
(in thousands)	2021	2020
	(unaudited)
Current liabilities
Credit from banking institutions	17,590	20,388
Accounts payable	21,387	19,716
Deferred revenues	26,053	24,351
Obligation to purchase non-controlling interests	11,002	10,595
Other current liabilities	41,200	37,677
	117,232	112,727

Non- Current liabilities
Long term loan	20,938	34,068
Liability for employee rights upon retirement	20,646	19,715
Deferred income taxes	2,230	2,494
Deferred revenues	8,751	8,536
Others non-current liabilities	2,324	2,341
Operating lease liabilities, non-current	1,639	2,692
	56,528	69,846

Stockholders’ equity	132,280	127,192
Non-controlling interests	4,053	2,707
Total equity	136,333	129,899

Total liabilities and equity	310,093	312,472

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2021	2020	2021	2020
	(unaudited)		(unaudited)
Revenues:
Telematics services	92,562	92,707	46,943	43,731
Telematics products	42,265	28,978	20,519	9,580
	134,827	121,685	67,462	53,311

Cost of revenues:
Telematics services	41,990	40,501	21,220	18,159
Telematics products	31,652	22,558	15,421	7,495
	73,642	63,059	36,641	25,654

Gross profit	61,185	58,626	30,821	27,657
Research and development expenses	6,841	7,305	3,295	3,419
Selling and marketing expenses	5,880	5,899	2,923	2,840
General and administrative expenses	22,005	25,999	10,907	12,076
Impairment of goodwill	-	10,508	-	10,508
Impairment of intangible assets and other expenses (income), net	(86)	3,700	(74)	3,673
Operating income (loss)	26,545	5,215	13,770	(4,859)
Other income (expense), net	(3)	3	-	13
Financing income (expense), net	(1,982)	863	(989)	1,517
Income (loss) before income tax	24,560	6,081	12,781	(3,329)
Income tax expenses	(5,718)	(4,817)	(2,905)	(2,891)
Share in gains (losses) of affiliated companies ,net	(21)	(887)	(10)	16
Net income (loss) for the period	18,821	377	9,866	(6,204)
Less: Net income attributable to non-controlling interest	(1,452)	(343)	(758)	(129)
Net income (loss) attributable to the Company	17,369	34	9,108	(6,333)

Basic and diluted earnings (losses) per share attributable to Company’s stockholders	0.83	0.01	0.44	(0.30)

Basic and diluted weighted average number of shares outstanding (in thousands)	20,813	20,813	20,813	20,813

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands)	2021	2020	2021	2020
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income (loss) for the period	18,821	377	9,866	(6,204)

Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	8,735	9,826	4,383	4,603
Interest and exchange rate differences on loans, net	4	(542)	33	56
Loss (gain) in respect of trading marketable securities	365	(16)	(116)	(106)
Gain in respect of investments in other companies	-	(1,524)	-	(1,524)
Increase in liability for employee rights upon retirement	1,178	895	716	61
Share in losses (gains) of affiliated companies, net	21	887	10	(16)
Deferred income taxes	(882)	(369)	39	(1,167)
Capital loss (gain) on sale of property and equipment, net	(53)	87	(49)	27
Decrease (increase) in accounts receivable	(6,533)	3,487	(945)	7,978
Decrease in other current assets	1,032	2,949	1,552	3,477
Decrease (increase) in inventories	1,229	229	(431)	607
Increase (decrease) in accounts payable	1,008	(2,245)	1,964	(2,435)
Increase (decrease) in deferred revenues	1,863	(3,710)	42	(2,307)
Increase in other current and non-current liabilities	743	6,178	1,264	2,798
Impairment of goodwill	-	10,508	-	10,508
Impairment of other intangible assets	-	3,661	-	3,661
Increase (decrease) in obligation for purchase non-controlling interests	686	(698)	686	(749)
Net cash provided by operating activities	28,217	29,980	19,014	19,268

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(1,504)	(363)	(765)	(255)
Capital expenditures	(6,819)	(5,579)	(4,102)	(2,128)
Return from (investments in) affiliated and other companies	(420)	(492)	(138)	4
Investments in long term deposit	(79)	(35)	-	(13)
Proceeds from sale of property and equipment	628	196	407	30
Net cash used in investment activities	(8,194)	(6,273)	(4,598)	(2,362)

Cash flows from financing activities
Short term credit from banking institutions, net	(83)	2,660	(34)	-
Repayment of long term loan	(14,982)	(8,802)	(4,211)	(4,517)
Purchase of shares from minority shareholders	-	(750)	-	(750)
Dividend paid	(10,100)	(9,967)	(10,100)	(4,917)
Dividend paid to non-controlling interest	(385)	-	(356)	-
Net cash used in financing activities	(25,550)	(16,859)	(14,701)	(10,184)

Effect of exchange rate changes on cash and cash equivalents	(1,080)	(4,030)	1,728	202

Net increase (decrease) in cash and cash equivalents	(6,607)	2,818	1,443	6,924
Balance of cash and cash equivalents at beginning of the period	72,183	53,964	64,133	49,858
Balance of cash and cash equivalents at end of the period	65,576	56,782	65,576	56,782

In May 2021, the Company declared a dividend in an amount of US$ 3 million. The dividend was paid in July 2021.

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